Pricing supplement No. 52O
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement O dated March 8, 2007

Registration Statement No. 333-137902
Dated March 16, 2007; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG, London Branch
$3,163,000
12 months 100% Principal Protected M Notes with 150% Participation
Absolute Return Barrier Notes Linked to the iShares® Russell 2000® Index Fund due on or about March 24, 2008

General
- The notes are 100% principal-protected notes that may pay a return linked to the absolute performance of the iShares® Russell 2000® Index Fund over the term of the notes. The notes are designed for investors who seek to profit from moderate movements in either direction in the iShares® Russell 2000® Index Fund and who are willing to forgo interest payments during the term of the notes and to have their returns subject to the Absolute Return Barrier described below.
- Senior unsecured obligations of Deutsche Bank AG due March 24, 2008.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- Denominations of $1,000 and integral multiples thereof.
- Minimum initial investments of $1,000.
- The notes priced on March 16, 2007 and are expected to settle on or about March 21, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Underlying:	The iShares® Russell 2000® Index Fund (AMEX symbol: IWM).
Redemption Amount at Maturity:	At maturity, you will receive a cash payment, for each $1,000 note principal amount, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 note principal amount paid at maturity will equal:

(1) If the Underlying never closes above the Upper Barrier or below the Lower Barrier on any single day during the Observation Period, $1,000 x Participation Factor x Absolute Underlying Return; or

(2) If the Underlying closes either above the Upper Barrier or below the Lower Barrier on any single day during the Observation Period, zero.

Absolute Return Barrier:	17.65%
Upper Barrier:	Underlying Initial Level x (1 + Absolute Return Barrier)
Lower Barrier:	Underlying Initial Level x (1 - Absolute Return Barrier)
Absolute Underlying Return:	Absolute value of: $\left[\dfrac{\text{Underlying Final Level} - \text{Underlying Initial Level}}{\text{Underlying Initial Level}} \right]$
Underlying Initial Level:	77.37, which is the Underlying closing level on the Initial Valuation Date.
Underlying Final Level:	The Underlying closing level on the Final Valuation Date.
Observation Period:	The period commencing on (and including) the Initial Valuation Date to (and including) the Final Valuation Date.
Participation Factor:	150%
Trade Date:	March 16, 2007
Initial Valuation Date:	March 16, 2007
Final Valuation Date:	March 14, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Redemption Amount at Maturity" in the accompanying product supplement.
Term; Maturity Date:	12 months; March 24, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Redemption Amount at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 BJ 1
ISIN:	US2515A0BJ16

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-866-620-6443.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$3,163,000.00	$0.00	$3,163,000.00

(1) Deutsche Bank Securities and Deutsche Bank Trust Company Americas will allow a concession to dealers of $5.00 per $1,000 note principal amount. For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,163,000.00	$97.10

Deutsche Bank Securities   Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement O dated March 8, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement O dated March 8, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507049537/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Underlying?

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 note principal amount for a hypothetical range of performance for the Absolute Underlying Return from -100% to +100% Underlying Initial Level of 77.37 and an Absolute Return Barrier of 17.65%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
154.74	100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
135.40	75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
96.71	25.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
91.03	17.65%	$264.75	$1,264.75	26.48%	$0.00	$1,000.00	0.00%
89.75	16.00%	$240.00	$1,240.00	24.00%	$0.00	$1,000.00	0.00%
86.65	12.00%	$180.00	$1,180.00	18.00%	$0.00	$1,000.00	0.00%
83.56	8.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
80.46	4.00%	$60.00	$1,060.00	6.00%	$0.00	$1,000.00	0.00%
77.37	0.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
74.28	-4.00%	$60.00	$1,060.00	6.00%	$0.00	$1,000.00	0.00%
71.18	-8.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
68.09	-12.00%	$180.00	$1,180.00	18.00%	$0.00	$1,000.00	0.00%
64.99	-16.00%	$240.00	$1,240.00	24.00%	$0.00	$1,000.00	0.00%
63.71	-17.65%	$264.75	$1,264.75	26.48%	$0.00	$1,000.00	0.00%
58.03	-25.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
19.34	-75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Underlying increases by 12% from the Underlying Initial Level of 77.37 to an Underlying Final Level of 86.65, and the Underlying closing level never exceeds the Upper Barrier or falls below the Lower Barrier on any single day during the Observation Period. Because the Underlying closing level never exceeds the Upper Barrier or falls below the Lower Barrier, the Additional Amount is equal to $180.00, and the final payment at maturity is equal to $1,180.00 per $1,000.00 note principal amount, representing a total return of 18% on the notes.

Payment at maturity per $1,000.00 note principal amount = $1,000.00 + ($1,000.00 x 150% x [(86.65-77.37)/77.37] x 100%) = $1,180.00

Example 2: The level of the Underlying decreases by 12% from the Underlying Initial Level of 77.37 to an Underlying Final Level of 68.09, and the Underlying closing level never exceeds the Upper Barrier or falls below the Lower Barrier on any single day during the Observation Period. Because the Underlying closing level never exceeds the Upper Barrier or falls below the Lower Barrier, the Additional Amount is equal to $180.00, and the final payment at maturity is equal to $1,180.00 per $1,000.00 note principal amount, representing a total return of 18% on the notes.

Payment at maturity per $1,000.00 note principal amount = $1,000.00 + ($1,000.00 x 150% x Absolute value of [(68.09 – 77.37)/77.37] x 100%) = $1,180.00

Example 3: The level of the Underlying closes above the Upper Barrier on at least one day during the Observation Period and ultimately decreases by 12% from the Underlying Initial Level of 77.37 to an Underlying Final Level of 68.09. Because the level of the Underlying has closed above the Upper Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000.00 per $1,000.00 note principal amount regardless of the Underlying Final Level.

Payment at maturity per $1,000.00 note principal amount = $1,000.00 + $0 = $1,000.00

Example 4: The level of the Underlying closes below the Lower Barrier on at least one day during the Observation Period and ultimately decreases by 12% from the Underlying Initial Level of 77.37 to an Underlying Final Level of 68.09. Because the level of the Underlying has closed below the Lower Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000.00 per $1,000.00 note principal amount regardless of the Underlying Final Level.

Payment at maturity per $1,000.00 note principal amount = $1,000.00 + $0 = $1,000.00

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** – You will receive at least 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Underlying. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO ABSOLUTE RETURN** – If the Underlying closing level never exceeds the Upper Barrier or never falls below the Lower Barrier, in addition to return of your principal, at maturity you will receive, for each $1,000 note principal amount, a payment equal to $1,000 x the Participation Factor x the Absolute Underlying Return. The Absolute Underlying Return is the absolute value of the Underlying return, and thus is positive regardless of whether the Underlying return is positive or negative. Thus, the notes provide higher returns when the Underlying closing levels during the Observation Period remain between the Upper Barrier and the Lower Barrier (*i.e.*, within the Absolute Return Barrier) than when there are large movements, whether positive or negative, in the Underlying level that cause the Underlying level to exceed the Upper Barrier or fall below the Lower Barrier at any point during the Observation Period.

- **RETURN LINKED TO THE PERFORMANCE OF THE iSHARES® RUSSELL 2000® INDEX FUND** — The return on the notes, if any, is linked to the iShares® Russell 2000® Index Fund, the Underlying. The policies of Barclays Global Fund Advisors (the "**Fund**

Sponsor"), concerning the calculation of the Underlying's net asset value, additions, deletions or substitutions of securities constituting the Underlying and the manner in which changes affecting the Russell 2000® Index (the "**Index**") are reflected in the Underlying could affect the market price of the shares of the Underlying and, therefore, the amount payable on your notes on the Maturity Date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the Fund Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying's net asset value, or if the Fund Sponsor discontinues or suspends calculation or publication of the Underlying's net asset value, in which case it may become difficult to determine the market value of the notes. If events such as these occur or if the closing price of shares of the Underlying is not available on the relevant Valuation Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the price of the shares of the Underlying on the relevant Valuation Date and thus the amount payable on the Maturity Date in a manner it considers appropriate in its sole discretion.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income generally will increase your basis in the notes. Any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

  In addition, under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the notes.

  We do not provide any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, Mail Stop NYC60-0461, New York, New York 10005, Attention: Michael Nadel, 212-250-8866. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.**

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying or any of the constituent stocks of the Underlying. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement O dated March 8, 2007.

- **MARKET RISK** — The return on the notes at maturity, if any, is linked to the performance of the Underlying and will depend on whether the Underlying closing level ever exceeds the

Upper Barrier or falls below the Lower Barrier during the Observation Period and the magnitude of the Absolute Underlying Return. **YOU WILL RECEIVE ONLY THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE UNDERLYING RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL EXCEEDS THE UPPER BARRIER OR FALLS BELOW THE LOWER BARRIER ON ANY SINGLE DAY DURING THE OBSERVATION PERIOD**.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Underlying, the constituent stocks of the Underlying or contracts related to the Underlying. If the Underlying closing level exceeds the Upper Barrier or falls below the Lower Barrier on any single day during the Observation Period, the Additional Amount will be zero, and you will receive only your principal amount at maturity.

- **THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY** — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Underlying. Your ability to participate in the appreciation of the Underlying is limited by the Absolute Return Barrier feature of the notes. If the Underlying closing level exceeds the Upper Barrier or falls below the Lower Barrier on any single day during the Observation Period, the return on the notes will not be determined by reference to the Absolute Underlying Return even though the Absolute Underlying Return may reflect significant appreciation or depreciation in the Underlying over the term of the notes (the Absolute Underlying Return is the absolute value of the Underlying return, and thus is positive regardless of whether the Underlying return is positive or negative). Because the Absolute Return Barrier will be set at 17.65% of the Underlying Initial Level, the maximum return on the notes is limited to 150% x 17.65% or 26.48% of the principal amount.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying or holders of the constituent stocks of the Underlying would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

- **NO AFFILIATION BETWEEN US AND THE UNDERLYING OR THE FUND SPONSOR —** We are not affiliated with the Underlying nor the issuers of the stocks constituting the Underlying. However, we, the agent, the calculation agent and our affiliates may currently or from time to time in the future engage in business with many of the constituent stock issuers. Nevertheless, neither we nor the agents, the calculation agent or any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the Underlying, the stocks constituting the Underlying or any of the issuers of the stocks constituting the Underlying. You, as an investor in the notes, should make your own investigation into the Underlying and the issuers of the stocks constituting the Underlying.

Neither the Underlying nor any of the stocks constituting the Underlying are involved in this offering of the notes in any way and none of them have any obligation of any sort with respect to your notes. Neither the Fund Sponsor nor any of the issuers of the stocks constituting the Underlying have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of the notes.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the Notes are linked.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Underlying on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:
    - the expected volatility of the Underlying;
    - the liquidity of the Underlying;
    - the time to maturity of the notes;
    - the market price and dividend rate on the Underlying's constituent stocks;
    - interest and yield rates in the market generally and in the markets of the Underlying's constituent stocks;
    - a variety of economic, financial, political, regulatory or judicial events;
    - the composition of the Underlying and any changes to the Underlying's constituent stocks;
    - supply and demand for the notes; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Russell 2000® Index

We have derived all information regarding the Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Frank Russell Company ("**Russell**"), which is the Index Sponsor. Russell owns the copyright and all other rights to the Index. Russell has no obligation to continue to publish and may discontinue publication of, the Index. Russell does not assume any responsibility for the accuracy or completeness of such information. The consequences of Russell discontinuing the Index are described in "Discontinuance or Modification of the Fund or the Index" below. Current information regarding the market value of the Index is available from Russell and from numerous public information sources. We do not make any representation that the publicly available information about the Index is accurate or complete. The Index is determined, comprised and calculated by Russell without regard to the notes. Neither we nor the agent, the calculation agent or their affiliates accept any responsibility for the calculation, maintenance or publication, or any error, omission or disruption in the Index.

The Index measures the composite price performance of stocks of 2,000 companies (the "**Constituent Stocks**") domiciled in the U.S. and its territories. All 2,000 stocks are traded on either the NYSE, NASDAQ, the AMEX or in the over-the-counter market and are the 2000 smallest securities that form the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market.

The Russell 2000® Index represents approximately 8% of the total market capitalization of the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-group of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company's stocks must be listed on May 31 of a given year and Russell must have access to documentation verifying the company's eligibility for inclusion. Beginning September 2004, eligible initial public offerings are added to Russell U.S. indexes at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. The following securities are specifically excluded from the Russell 2000® Index:

- stocks traded on U.S. exchanges but domiciled in other countries,

- preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, and

- trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges. In addition, Berkshire Hathaway is excluded as a special exception.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (*e.g.*, tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituents are preannounced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the constituent stocks relative to the capitalization on a base date. The current Russell 2000® Index value is calculated by adding the market values of the Russell 2000® Index's constituent stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 2000® Index on the base date of December 31, 1986. To calculate the Russell 2000® Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a constituent stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the Russell 2000® Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for constituent stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in corporate filings with the SEC. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;
- Corporate cross-owned shares — when shares of a company in the Index are held by another company also in the Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;
- Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds;
- Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange; and
- Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Index.

Corporate Actions Affecting the Russell 2000® Index. The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not an index adjustment is required:

- "No Replacement" Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (*e.g.*, mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

- Rule for Deletions — When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the index at the close on the effective date or when the stock is no longer trading on the exchange. When acquisitions or mergers take place within the Russell 2000® Index, the stock's capitalization moves to the acquiring stock, hence, mergers have no effect on the Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (i.e., Russell 3000 or Russell 1000), the shares for the acquiring stock were not adjusted until month end.

- Deleted Stocks — Effective on January 1, 2002, when deleting stocks from the Russell 2000® Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC bulletin board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange. Exceptions: there may be corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

- Rule for Additions — The only additions between reconstitution dates are as a result of spin-offs. Spin-off companies are added to the parent company's Index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000® Index at the latest reconstitution.

- Rule for Corporate Action-Driven Changes — Beginning April 1, 2003 changes resulting from corporate actions are generally be applied at the open of the ex-date using the previous day's closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange delisting, deleted entities will be removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for delisted stocks).

Updates to Share Capital Affecting the Russell 2000® Index. Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the Commission. Effective April 30, 2002 only cumulative changes to shares outstanding greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily index calculations.

The iShares® Russell 2000® Index Fund

Unless otherwise stated, all information contained herein on the Underlying is derived from publicly available sources and is provided for informational purposes only.

According to its publicly available documents, the Underlying is intended to correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index. However, an index is a theoretical financial calculation, while a fund is an actual investment portfolio. The performance of a fund and its underlying index may vary somewhat due to transaction costs, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances.

The investment adviser for the Fund is Barclays Global Fund Advisors ("**BGFA**"), a wholly-owned subsidiary of Barclays Global Investors, N.A. ("**BGI**"). BGFA has overall responsibility for the general management and administration of the iShares Trust. BGFA provides an investment program for each fund under the Trust and manages the investments of its assets. BGFA uses teams of portfolio managers, investment strategists and other investment specialists. BGFA also arranges for transfer agency, custody, fund administration and all other non-distribution related services necessary for the Fund to operate. Under an investment advisory agreement, BGFA is responsible for all expenses of the Trust, including the cost of the transfer agency, custody, fund administration, legal, audit and other services, except interest expense and taxes, brokerage expenses, distribution fees or expenses, and extraordinary expenses.

BGFA uses a representative sampling strategy for the Fund, according to which it invests in a representative sample of stocks underlying the Index, which have a similar investment profile as the Index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return on variability, earnings valuation and yield) and liquidity measures similar to those of the Index.

BGFA expects that, over time, the correlation between each Fund's performance and that of the Index, before fees and expenses, will be 95% or better.

The shares of the Underlying are registered under the Securities Exchange Act of 1934 (the "**Exchange Act**"). Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC by the Fund pursuant to the Exchange Act can be located by reference to SEC file number 001-15897.

In addition, information regarding the Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

This pricing supplement relates only to the notes offered hereby and does not relate to the shares of the Underlying. We have derived all disclosures contained in this pricing supplement regarding the Fund and the Index from the publicly available documents

described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Fund or the Index in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Fund or the Index are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the shares of the Underlying (and therefore the Underlying Initial Level and the Redemption Amount at maturity) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Fund or the Index could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes.

No one makes any representation to you as to the performance of the shares of the Underlying. As a prospective purchaser of notes, you should undertake such independent investigation of the Underlying and the Index as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

License Agreement

We have entered into a non-exclusive license agreement with BGI pursuant to which BGI has licensed us, solely in connection with the notes, the right to use the iShares® mark in connection with the iShares® Russell 2000® Index Fund.

The license agreement between us and BGI requires that the following language be stated in this pricing supplement:

iShares® is a registered mark of Barclays Global Investors, N.A. BGI has licensed certain trademarks and trade names of BGI to Deutsche Bank AG. The notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Discontinuance or Modification of the Underlying or the Index

If the iShares® Russell 2000® Index Fund is de-listed from the AMEX, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued iShares® Russell 2000® Index Fund. We refer to any substitute exchange traded fund approved by the calculation agent as a "**successor fund**". If the iShares® Russell 2000® Index Fund is de-listed from the AMEX and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate closing price of the shares of the Underlying by a computation methodology that the calculation agent determines, in its sole discretion, will as closely as reasonably possible replicate the iShares® Russell 2000® Index Fund. If a successor fund is selected or the calculation agent calculates a closing price as a substitute for the shares of the Underlying, that successor fund or closing price will be substituted for the iShares® Russell 2000® Index Fund or closing price of the shares of the Underlying, as applicable for all purposes of this pricing supplement and the notes.

If at any time the Index is changed in a material respect or if the iShares® Russell 2000® Index Fund in any other way is modified so that it does not, in the sole discretion of the calculation agent, fairly represent the shares of the Underlying had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as, in the sole discretion of the calculation agent, may be necessary in order to arrive at a price of an exchange traded fund comparable to the iShares® Russell 2000® Index Fund or the successor fund, as the case may be, as if those changes or modifications had not been made, and calculate the closing prices of the shares of the Underlying or the closing price of the shares of the successor fund, as adjusted. Accordingly, if the iShares® Russell 2000® Index Fund or a successor fund is modified in a way that the price of its shares is a fraction or multiple of what it would have been if it had not been modified (*e.g.*, due to a split or a reverse split), then the calculation agent will adjust the price in order to arrive at a price of the shares of the Underlying or shares of the successor fund as if it had not been modified (*e.g.*, as if the split or the reverse split had not occurred). The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the Underlying closing level on the Final Valuation Date and, consequently, the Underlying Return or calculating the amount, if any, that we will pay you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Underlying, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of the Underlying (or the shares of the relevant successor fund) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for the Underlying (or the shares of the relevant successor fund) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to the Underlying (or the shares of the relevant successor fund) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Underlying by the primary securities market trading in such contracts by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts; or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to the Underlying are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary exchange or market of trading for the Underlying or the shares of any successor fund. The relevant exchange for the Underlying as of the date of this pricing supplement is the American Stock Exchange "**AMEX**".

Historical Information

The table set forth below sets forth the high and low Underlying closing values, as well as end of quarter Underlying closing values for each quarter in the period since January 1, 2002. The Fund closing level on March 16, 2007 was $77.37. The graph set forth below shows the historical performance of the Fund and the hypothetical Lower Barrier and Upper Barrier based on the actual Underlying Initial Level of 77.37. We obtained the information in the table and graph below from Bloomberg without independent verification.

We cannot assure you that this performance will be replicated in the future or that the historical performance of the Fund will serve as a reliable indicator of its future performance.

iShares® Russell 2000® Index Fund Historical Prices

Period	High	Low	Closing Price
2002:			
First Quarter	50.32	45.40	50.05
Second Quarter	51.72	44.99	45.33
Third Quarter	44.40	35.38	35.78
Fourth Quarter	40.72	32.55	37.91
2003:			
First Quarter	36.00	34.12	39.82
Second Quarter	44.45	36.11	46.54
Third Quarter	48.53	43.88	51.95
Fourth Quarter	55.40	48.65	56.50
2004:			
First Quarter	58.80	55.36	60.22
Second Quarter	59.00	52.76	60.58
Third Quarter	56.93	51.34	59.04
Fourth Quarter	64.75	56.04	65.33
2005:			
First Quarter	61.08	59.93	65.21
Second Quarter	63.70	56.50	64.65
Third Quarter	66.39	63.44	68.52
Fourth Quarter	66.72	61.05	69.16
2006:			
First Quarter	75.97	66.05	76.24
Second Quarter	78.02	66.55	71.73
Third Quarter	73.57	66.35	78.81
Fourth Quarter	82.39	76.43	76.80
2007			
First Quarter (through March 16)	82.39	75.17	77.37



Historical Performance of the iShares® Russell 2000® Index Fund

Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas will allow a concession to dealers of $5.00 per $1,000 note principal amount. See "Underwriting" in the accompanying product supplement.